UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

27 July 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Preliminary results, year ended 30 June 2017
27 July 2017

Consistent strong performance delivered through effective execution against our strategy

● Reported net sales (£12.1 billion) and operating profit (£3.6 billion) were up 15% and 25%, respectively, reflecting favourable exchange and accelerated organic growth

● All regions contributed to broad based organic net sales growth, up 4.3%, and organic volume grew 1.1%

● Organic operating profit grew 5.6%, ahead of top line growth, driven by good progress on productivity partially offset by implementation costs and one-off items

● Free cash flow continued to be strong at £2.7 billion, increasing by £566 million compared to the prior year, with net cash from operating activities up £584 million to £3.1 billion

● Basic eps of 106.0 pence was up 18%. Pre-exceptional eps was 108.5 pence, up 21%, as higher organic operating profit and associate income along with favourable exchange more than offset the impact of disposals and a higher tax rate

● We continue to expect mid-single digit organic net sales growth and are raising our margin improvement objective from 100bps to 175bps over the three years ending 30 June 2019

● On 26 July 2017 the Board approved a share buy-back programme to return up to £1.5 billion to shareholders during F18

● The Board recommended a final dividend increase of 5% bringing the full year dividend to 62.2 pence per share

● See explanatory notes for explanation of the use of non-GAAP measures.

Ivan Menezes, Chief Executive, commenting on the results said:

“We delivered a strong set of results including broad based improvement in organic net sales and operating profit. Our performance demonstrates the effective delivery of our strategy through disciplined execution of our six priorities put in place four years ago. We have delivered consistent strong performance improvement across all regions and I am pleased with progress in our focus areas of US Spirits, scotch and India.

Our productivity work is delivering ahead of expectations allowing us to reinvest in our brands, drive margin improvement and generate consistent strong cash flow. Through productivity we have embedded an everyday efficiency mind set in the business and with improved data and insight we are making faster, smarter decisions on investment choices.

Diageo is a strong company today and we are confident in our ability to deliver sustainable growth. We are raising our productivity goal to £700 million with two thirds being reinvested in the business. We continue to expect mid-single digit top line growth, and we are raising our operating margin expansion objective to 175bps over the three years ending 30 June 2019.

Following three years of consistently improving cash flow generation the Board has approved a share buy-back programme of up to £1.5 billion in F18.”

Key financial information
For the year ended 30 June 2017

Summary financial information
		2017	2016	Organic growth %	Reported growth %
Volume	EUm	242.2	246.4	1	(2)
Net sales	£ million	12,050	10,485	4	15
Marketing	£ million	1,798	1,562	3	15
Operating profit before exceptional items	£ million	3,601	3,008	6	20
Exceptional operating items(i)	£ million	(42)	(167)
Operating profit	£ million	3,559	2,841		25
Share of associate and joint venture profit after tax	£ million	309	221		40
Exceptional non-operating items(i)	£ million	20	123
Net finance charges	£ million	329	327
Tax rate	%	20.6	17.4		18
Tax rate before exceptional items	%	20.6	19.0		8
Discontinued operations (after tax)(i)	£ million	(55)	-
Profit attributable to parent company’s shareholders	£ million	2,662	2,244		19
Basic earnings per share	pence	106.0	89.5		18
Earnings per share before exceptional items	pence	108.5	89.4		21
Recommended full year dividend	pence	62.2	59.2		5
(i)
For further details of exceptional items and discontinued operations items see notes 3.

Outlook for exchange
Using exchange rates £1 = $1.30; £1 = €1.13, the exchange rate movement for the year ending 30 June 2018 is estimated to adversely impact net sales by approximately £80 million and favourably impact operating profit by approximately £70 million.

Outlook for tax
The tax rate before exceptional items for the year ended 30 June 2017 was 20.6% compared with 19.0% in the prior year. As for most multinationals the current tax environment is creating increased levels of uncertainty. Our current expectation is that the tax rate before exceptional items for the year ending 30 June 2018 will be approximately 21%.

Acquisitions and disposals
The impact of acquisitions and disposals on the reported figures was primarily attributable to the prior period disposals of non core assets, including the Desnoes & Geddes Limited beer business based in Jamaica and the group’s wine businesses in the United States and United Kingdom. The year on year net impact from acquisitions and disposals on net sales was £(282) million and on operating profit was £(43) million.

We announced the acquisition of super premium tequila Casamigos on 21 June 2017 for an initial consideration of $700 million (£538 million), with a further potential $300 million (£230 million) based on a performance based earn-out over 10 years. This is an exciting opportunity for Diageo to extend our participation in the fast growing tequila category in the United States, as well as expand the brand internationally. The transaction is expected to close in the second half of calendar 2017, subject to regulatory clearances.

For further details on the impact of acquisitions and disposals see explanatory notes.

Net sales (£ million)
14.9% increase in reported net sales aided by favourable exchange Organic net sales growth of 4.3% with 1.1% volume growth and positive price/mix

Net sales	£ million
2016	10,485
Exchange(i)	1,359
Acquisitions and disposals	(282)
Volume	124
Price/mix	364
2017	12,050
(i)
Exchange rate movements reflect the translation of prior year reported results at current year exchange rates.

Net sales grew 14.9%, driven by favourable exchange and organic net sales growth which more than offset the impact from the prior year disposal of non-core assets.

Organic volume growth of 1.1% and 3.2% positive price/mix drove 4.3% organic net sales growth across all regions.

Operating profit (£ million)
Reported operating profit growth of 25.3% Organic operating profit growth of 5.6%

Operating profit	£ million
2016	2,841
Exceptional operating items	125
Exchange	446
Acquisitions and disposals	(43)
Organic movement	190
2017	3,559

Reported operating profit was up 25.3% largely driven by favourable exchange, organic growth and lower exceptional operating charges. Organic operating profit was up 5.6%.

Operating margin (%)
Reported operating margin growth of 244bps Organic operating margin grew by 37bps

Operating margin	ppt
2016	27.1
Exceptional operating items	1.24
Exchange	0.47
Acquisitions and disposals	0.36
Gross margin	0.57
Marketing	0.19
Other operating expenses	(0.39)
2017	29.5
Reported operating margin improved by 244bps driven by the comparison against the prior period exceptional operating charge, favourable exchange, the disposal of lower margin non-core assets and organic operating margin improvement.  Organic operating margin improved 37bps driven by our productivity programme which enabled gross margin expansion, marketing efficiencies and overhead savings. The negative impact of other operating expenses arose primarily from lapping the profit on the sale of United Breweries shares and the sale of surplus land, partially mitigated by productivity efficiencies in overheads.

Basic earnings per share (pence)
Basic eps increased 18% from 89.5 pence to 106.0 pence Eps before exceptional items increased 21% from 89.4 pence to 108.5 pence

Basic earnings per share	pence
2016	89.5
Exceptional items after tax	(0.4)
Discontinued operations after tax	(2.2)
Exchange on operating profit	17.8
Acquisitions and disposals	(1.8)
Organic operating profit growth(i)	7.6
Associates and joint ventures	3.5
Net finance charges	(0.1)
Tax	(7.3)
Non-controlling interests	(0.4)
Other	(0.2)
2017	106.0
(i) Excluding exchange

Basic eps was impacted by net exceptional charges in the current year compared to exceptional income in the prior year and a charge in respect of an agreement with the UK Thalidomide Trust accounted for in discontinued operations.

Eps before exceptional items increased 19.1 pence as favourable exchange, organic operating profit growth and higher income from associates more than offset the negative impact from a higher tax charge and the exchange impact on reported tax.

Free cash flow (£ million)
Net cash from operating activities(i) was £3,132 million, an increase of £584 million compared to the same period last year. Free cash flow was £2,663 million, an increase of £566 million

Free cash flow	£ million
2016	2,097
Capex	(23)
Exchange(ii)	446
Operating profit(iii)	199
Working capital	204
Interest and tax	(233)
Other(iv)	(27)
2017	2,663
(i)
Net cash from operating activities excludes net capex, loans and other investments ((£469) million in 2017 – (£451) million in 2016).
(ii)
Exchange on operating profit before exceptional items.
(iii)
Operating profit excluding exchange, depreciation and amortisation, post employment payments and non cash items but including operating exceptional items.
(iv)
Other items include post employment payments, dividends received from associates and joint ventures, loans and other investments and discontinued operations.

Free cash flow improved £566 million in the year ended 30 June 2017 driven by favourable exchange, higher organic operating profit growth and favourable working capital movement, partially offset by higher tax payments. The improvement in working capital is primarily driven by lower debtors due to focus on efficient debtor management and reduction in overdue debt.

Return on average invested capital (%)(i)
ROIC increased 175bps

Return on average invested capital	ppt
2016	12.1
Exchange	0.92
Acquisitions and disposals	0.03
Organic operating profit growth	0.86
Associates and joint ventures	0.17
Tax	(0.35)
Other	0.12
2017	13.8

(i)
ROIC calculation excludes exceptional items.

ROIC before exceptional items increased 175bps mainly driven by favourable exchange and organic operating profit growth, partially offset by higher tax charges.

Reported growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	1	0.4	17	596	19	101	22	348
Europe, Russia and Turkey	1	0.5	11	280	10	39	17	135
Africa	3	0.9	11	155	16	23	3	6
Latin America and Caribbean	2	0.5	21	181	17	28	26	51
Asia Pacific	(6)	(6.5)	17	343	14	42	23	92
Corporate	-	-	28	10	50	3	(26)	(39)
Diageo	(2)	(4.2)	15	1,565	15	236	20	593

Organic growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	2	0.8	3	121	4	24	4	76
Europe, Russia and Turkey	3	1.2	5	128	3	14	8	67
Africa	3	0.9	5	75	5	7	10	20
Latin America and Caribbean	2	0.4	9	89	4	7	15	32
Asia Pacific	(1)	(0.8)	3	70	-	(1)	4	19
Corporate	-	-	12	5	-	-	(15)	(24)
Diageo	1	2.5	4	488	3	51	6	190

(i) Before operating exceptional items.

Notes to the business and financial review

Unless otherwise stated:

●
commentary below refers to organic movements
●
volume is in millions of equivalent units (EUm)
●
net sales are sales after deducting excise duties
●
percentage movements are organic movements
●
share refers to value share

See explanatory notes for explanation of the calculation and use of non-GAAP measures.

BUSINESS REVIEW
For the year ended 30 June 2017

North America

North America delivered net sales growth of 3% with full year performance improving in US Spirits and Diageo Beer Company USA (DBC USA), and Canada continuing to grow. Full year depletion and net sales growth in US Spirits was 3%. Share gains were achieved in all key categories except vodka. North American whisk(e)y, scotch and tequila delivered the strongest category performance. North American whisk(e)y net sales grew 12% as momentum on Crown Royal and Bulleit continued. Scotch grew 8% driven by Johnnie Walker Black Label, Buchanan’s and reserve variants. Captain Morgan and Baileys performance improved versus last year. Vodka net sales declined 8% primarily driven by Cîroc and Ketel One. Smirnoff depletion volume was flat but net sales were down as we continued to focus on inventory management and made price adjustments in the first half. DBC USA net sales grew 3% with ready to drink growing and beer flat. Net sales in Canada were up 3%. Marketing in North America increased 4%, growing ahead of net sales with increased activity on core brands in the second half. Operating margin increased 51bps as positive mix and productivity initiatives delivered gross margin expansion with zero based budgeting and organisational effectiveness changes driving lower overhead cost, partially offset by increased marketing.

Key financials £ million:

	2016	FX	Reclassifi-cation(i)	Acquisitions and disposals	Organic movement	2017	Reported movement %
Net sales	3,565	588	19	(132)	121	4,161	17
Marketing	541	86	-	(9)	24	642	19
Operating profit	1,551	270	15	(13)	76	1,899	22
(i)
Reclassification comprise changes to a reallocation of the results of the Travel Retail operations to the geographical regions.

Markets:					Global giants, local stars and reserve(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America	2	1	3	17	Crown Royal	10	12	30
					Smirnoff	(1)	(2)	15
US Spirits	2	1	3	17	Captain Morgan	4	4	21
DBC USA	2	(4)	3	12	Johnnie Walker	3	6	23
Canada	2	2	3	17	Ketel One vodka	(3)	(6)	9
					Cîroc	(13)	(15)	(1)
Spirits	1	1	3	20	Baileys	3	2	19
Beer	(1)	(9)	-	8	Guinness	-	1	18
Ready to drink	4	4	4	21	Tanqueray	(1)	(1)	15
					Don Julio	16	19	39
					Bulleit	22	23	43
					Buchanan’s	12	7	25
(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement.

●
Net sales in US Spirits were up 3%. Diageo maintained its leadership position in the North American whisk(e)y category in the United States with Crown Royal and Bulleit delivering strong net sales growth and continued share gains. Crown Royal net sales increased 13% with the launch of Crown Royal Vanilla and the continued growth of Crown Royal Deluxe and Crown Royal Regal Apple. Johnnie Walker net sales grew 8% with growth in Johnnie Walker Black Label and reserve variants driven by the successful ‘Keep Walking America’ platform, scaled up liquid on lips and focus on gifting. Scotch malts grew 9% with the launch of The Singleton and Lagavulin benefiting from the award winning ‘My Tales of Whisky’ partnership with Nick Offerman. Vodka decline was driven primarily by Cîroc and Ketel One declining 15% and 6%, respectively. Cîroc performance was primarily impacted by the lapping of the successful Apple flavour innovation with a smaller Mango launch and a decline in legacy flavours. Smirnoff depletion volume was flat and brand equity scores improved as consumers were reminded that it is a quality vodka at a great price through a new campaign involving celebrity influencers and activation against millennials and multi-cultural consumers. Captain Morgan made strong share gains in a weak rum category as it encouraged consumers to ‘Live like a Captain’ through its new campaign, innovated with the launch of LocoNut and new signature serve ‘Morgan Mule’. Don Julio net sales grew 20% building on the momentum of last year. Tanqueray gin and Baileys grew net sales and continued category share gains.
●
DBC USA net sales increased 3% with ready to drink growing 5% and beer flat. Ready to drink growth was driven by strong growth of Smirnoff Ice which benefited from a packaging and liquid renovation, activation against the football consumption occasion and the launch of two new flavours of Smirnoff Ice Spiked, as well as the launch of Smirnoff Spiked Sparkling Seltzer. Guinness net sales grew 1% offsetting declines on Smithwick’s ale and Harp lager.
●
Net sales in Canada grew 3%, driven by growth in Smirnoff, Crown Royal, Johnnie Walker and ready to drink. Smirnoff grew 5% through its continued association with music through the Smirnoff Sound Collective and increased digital presence in search. Crown Royal continued to benefit from the ‘We Make Whisky The Canadian Way’ campaign, which highlights the brand’s quality and craftmanship and from the launch of Crown Royal Vanilla. Ready to drink growth was driven by Smirnoff which benefited from packaging renovation and launch of new flavours.
●
Marketing grew 4% with increased activity on core brands in the second half funded partially from productivity initiatives.

Europe, Russia and Turkey

The region delivered 5% net sales growth reflecting continued strong performance in Europe and good net sales growth in Russia and Turkey. In Europe, net sales were up 4% with Continental Europe and Great Britain the main contributors. Europe continued to gain share in spirits, taking 20bps over the year. Strong performance on Johnnie Walker, Baileys and Captain Morgan continued. Tanqueray had double digit growth in most countries across Europe and Guinness net sales were up 2% supported by innovations from the ‘The Brewers Project’. Strong performance in reserve brands continued with 9% growth. In Russia, whilst the prior year price increases continued to impact performance with volume down 4%, net sales grew 7% with share gains in Bell’s and Johnnie Walker. In Turkey, volumes were down 2% but net sales grew 4%, also driven by price rises following excise increases. Gross margins were up across the three markets driven by positive mix in Europe and price in Russia and Turkey. Operating margin in the region increased 91bps driven mainly by positive price/mix and ongoing productivity initiatives partially offset by other one off operating costs.

Key financials £ million:

	2016	FX	Reclassifi-cation(i)	Acquisitions and disposals	Organic movement	2017	Reported movement %
Net sales	2,544	211	37	(96)	128	2,824	11
Marketing	404	22	5	(2)	14	443	10
Operating profit before exceptional items	801	64	14	(10)	67	936	17
Exceptional operating items(ii)	-					(33)
Operating profit	801					903	13
(i)
Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions and the results of Lebanon, other Middle Eastern and North African countries which were formerly reported in Asia Pacific and Africa geographical regions now being included in Europe, Russia and Turkey.
(ii)
For further details of exceptional operating items see notes 3.

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe, Russia					Guinness	2	2	10
and Turkey	3	1	5	11	Johnnie Walker	10	10	34
					Smirnoff	(2)	(4)	2
Europe	3	-	4	9	Baileys	8	6	16
Russia	(4)	(4)	7	41	Yenì Raki	(2)	4	5
Turkey	(2)	(2)	4	6	Captain Morgan	14	12	23
					JeB	2	-	14
Spirits	3	4	5	15	Tanqueray	33	29	43
Beer	2	(1)	2	10
Ready to drink	(2)	(2)	(3)	5
(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement except Johnnie Walker 19% and JeB 3% which were impacted by the reclassification of Middle Eastern and North African countries to the region.

●
In Europe, net sales were up 4%:
●
In Great Britain, net sales grew 3%. Tanqueray grew strong double digit due to expanded distribution, gaining share of 80bps in the gin category. Captain Morgan grew 6%, taking 300bps of share and gained category leading status. Innovation success with Hop House 13 Lager and Smirnoff Cider also contributed to growth this year. Reserve brands were up 15% driven by Tanqueray and the launch of Haig Club Clubman. Smirnoff gained share due to momentum of the ‘We’re Open’ platform but net sales fell 7%, due to changes in the commercial footprint leading to efficiencies including inventory reduction.
●
Net sales in Ireland were flat. Guinness net sales were up 2% driven by continued success of Hop House 13 Lager, offset by other beer brands where net sales declined 4%. Net sales growth in spirits of 10% was driven by Gordon’s and Smirnoff.
●
In France, net sales were flat. Continued strong performance in Captain Morgan and Zacapa, was offset by weakness in JeB and Smirnoff including ready to drink.
●
In Continental Europe, net sales were up 7%:
●
Net sales in Iberia were up 7% due to changes in the commercial footprint in the prior year and scotch share gain in a growing scotch category, with Johnnie Walker net sales growth of 7% and JeB returning to growth of 3%. Tanqueray net sales were up 9% in a growing gin category.
●
In Germany, Austria and Switzerland, net sales grew 10% driven by double digit growth in Baileys, Johnnie Walker and Tanqueray, all achieving share gains in their respective categories.
●
Benelux net sales were down 2% within a declining spirits category. Performance continued to be impacted by a significant tax increase implemented in the prior year in Belgium.
●
In Italy, net sales were up 5%, mainly due to strong net sales growth in Tanqueray in a growing gin category.
●
Poland net sales grew 9% due to performance improvement in scotch and reserve brands.
●
Europe Partner Markets grew net sales 12% due to an expanded distribution footprint and performance improvement in Johnnie Walker, Captain Morgan and Guinness.
●
Russia net sales grew 7%. While performance continues to be impacted by the economy and recent history of price increases, Russia achieved double digit growth in Bell’s and Johnnie Walker, with share gains across both brands. Performance improved due to broader distribution in the off-trade, increased activations and consistent execution of growth drivers as well as innovation success with Bell’s Spiced.
●
In Turkey, net sales grew 4% reflecting the impact of price rises taken in response to increases in excise duties. This performance was delivered in a challenging market, driven by 5% growth in raki. Johnnie Walker continued to deliver double digit growth.
●
Marketing increased 3% and benefited from productivity initiatives which improved efficiency and effectiveness of the brand investment. The region continues to be focused on the key growth opportunities including reserve brands, gin, scotch, beer and innovation with up-weighted spend in the second half.

Africa

Africa delivered net sales growth of 5% with all markets contributing to growth except East Africa, which remained flat. East Africa performance was driven by mainstream spirits up 24%, with strong growth of Kenya Cane offset by beer, down 4%, due to a significant increase in duty in Kenya in December 2015. Africa Regional Markets were up 5% driven by the relaunch of Meta in Ethiopia and in Ghana, good growth of Guinness and Malta Guinness, partially offset by a decline in Orijin due to increased competition in the bitters category. Nigeria was up 16% as the beer market continues to shift towards the value segment with Satzenbrau, up 61%, capitalising on the trend. South Africa was up 7%, due to growth of Smirnoff 1818. Beer performance in the region with net sales up 3%, was driven by Senator and Satzenbrau, partially offset by Guinness down 5% and Tusker down 10%. Mainstream spirits showed strong growth, up 21%. Scotch was up 5% and in growth across all markets except South Africa, driven by Johnnie Walker supported by the ‘Keep Walking’ campaign. Operating margin increased 60bps supported by productivity savings in supply, zero based budgeting on indirect spend and organisation effectiveness benefits, partially offset by an increase in marketing spend and route to consumer investments.

Key financials £ million:
	2016	FX	Reclassifi-cation(i)	Acquisitions and disposals	Organic movement	2017	Reported movement %
Net sales	1,401	78	(13)	15	75	1,556	11
Marketing	143	13	(2)	5	7	166	16
Operating profit	212	7	(7)	(14)	20	218	3
(i)
Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions and the results of North African countries which were formerly reported in the Africa geographical regions now being included in Europe, Russia and Turkey.

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa	3	3	5	11	Guinness	(5)	(5)	(7)
					Johnnie Walker	(1)	3	5
East Africa	5	5	-	16	Smirnoff	4	22	47
Africa Regional Markets	-	-	5	18
Nigeria	10	10	16	(16)	Other beer:
South Africa	(1)	2	7	40
					Malta Guinness	(12)	2	(11)
Spirits	9	7	13	24	Tusker	(7)	(10)	5
Beer	1	1	3	4	Senator	10	14	32
Ready to drink	(10)	3	(3)	14	Satzenbrau	22	61	18
(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement except for Johnnie Walker (10)% which was impacted by the reclassification of Algeria and Morocco to the Europe, Russia and Turkey region.

●
In East Africa, net sales were flat. Beer was down 4%, driven by the impact of the duty increase on bottled beer affecting Guinness and Tusker, partially offset by growth in Senator of 14%. Growth in value beers was supplemented by Ngule, a new value price point innovation in Uganda. Spirits grew 17% driven by mainstream spirits, up 24%. Reserve brands grew double digit following enhanced outlet partnerships and activation supported by brand ambassadors.
●
In Africa Regional Markets, net sales grew 5% reflecting strong growth in Ethiopia, and a solid contribution by Ghana and Cameroon. These markets continued to benefit from the enhanced route to consumer delivering improved distribution, availability and execution.
o
In Ethiopia, net sales increased 28% driven by Meta, up 23%, following the relaunch last year. Spirits growth was fuelled by Johnnie Walker strong double digit growth driven by the new distributor model.
o
Ghana net sales increased 4%. Growth in beer offset a decline in spirits driven by Orijin Bitters which lapped its launch. Guinness net sales were up 15% and Malta Guinness, up 14% both benefiting from the ‘First Beer On Us’ campaign, offsetting declines in other beer brands, predominantly Star.
o
In Cameroon, net sales growth of 3% was driven largely by ready to drink, up 42%. This was led by Orijin ready to drink following the launch last year. Spirits also contributed to the good performance driven predominately by Johnnie Walker Black Label, up 17%. Malta Guinness declined due to rising competition in the category.
●
In Nigeria, net sales increased 16% driven by beer growth up 11%. The beer value category continues to grow and now represents more than 50% of the market volume. Satzenbrau with net sales up 61% and the Dubic Malt launch, more than offset the decline in Guinness, Malta Guinness and Harp. Strong mainstream spirits growth was driven by increased support and the successful launch of brands including McDowell’s in the first half of the year, which is now produced locally at Benin. Scotch net sales were up strong double digit, driven by Johnnie Walker increased investment. Ready to drink was down 15%, driven by the highly competitive category affecting Orijin, partly offset by strong performance in Smirnoff Double Black and Guarana and Smirnoff Ice. The recent launch of Orijin Zero is extending reach into the non-alcoholic drinks market.
●
South Africa net sales grew 7% driven by growth in mainstream spirits, up 15%, led by strong growth of Smirnoff 1818 which was partially offset by Guinness decline and scotch down 1% with volume down 6% following the negative category trend and impacted by price increases across the portfolio.
●
Marketing was up 5% in the region. In Africa Regional Markets investment was focused behind the activation of Guinness campaigns and Johnnie Walker ‘Step up’ across all markets, and in Ethiopia on the Meta relaunch. South Africa investment was behind Johnnie Walker and Bell´s to revitalize the scotch category with activations at scale through liquid on lips. In Nigeria investment remained flat, with special focus on Satzenbrau and mainstream spirits launches. East Africa investment was focused on Johnnie Walker, while efficiencies on Tusker were reinvested in mainstream spirits.

Latin America and Caribbean

Latin America and Caribbean delivered 2% growth in volume and 9% growth in net sales, with strong performance from Mexico, Andean and PEBAC. Mexico net sales were up 20% driven by scotch and strong double digit growth from Don Julio. Andean performance was driven by Colombia with net sales growth of 20%. Both Andean and PEBAC growth was mainly driven by scotch. PUB grew net sales 4% as the rate of decline in Brazil slowed due to lapping the impact of prior year tax increases, and performance improvement in Uruguay and Paraguay. Across the region, scotch net sales grew 12% and a decline in vodka was offset by growth in tequila, Baileys and rum. Operating margin for the region increased 111bps benefiting from product mix in Mexico and Colombia, productivity led marketing efficiencies and overhead savings through both indirect spend and organisational effectiveness programmes.

Key financials £ million:
	2016	FX	Reclassifi- cation(i)	Acquisitions and disposals	Organic movement	2017	Reported movement %
Net sales	863	131	(13)	(26)	89	1,044	21
Marketing	167	22	1	(2)	7	195	17
Operating profit before exceptional items	199	35	(11)	(5)	32	250	26
Exceptional operating items(ii)	(118)					-
Operating profit	81					250	209
(i)
Reclassification comprise changes to a reallocation of the results of the Travel Retail operations to the geographical regions.
(ii)
For further details of exceptional operating items see notes 3.

Markets:	Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and					Johnnie Walker	2	11	23
Caribbean	2	2	9	21	Buchanan’s	19	23	32
					Smirnoff	(2)	(10)	10
PUB	(3)	(3)	4	38	Old Parr	(1)	3	20
Mexico	16	16	20	27	Baileys	8	15	28
CCA	(4)	(10)	(1)	1	Ypióca	1	5	41
Andean	(11)	(11)	21	39	Black & White	46	21	40
PEBAC	43	46	13	18

Spirits	3	4	12	27
Beer	1	(29)	17	(36)
Ready to drink	(16)	(17)	(3)	20
(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement except for Smirnoff 4% and Baileys 9% due to the impact of disposed businesses.

●
In PUB (Paraguay, Uruguay and Brazil), net sales grew 4%. In Brazil, the decline in net sales slowed as performance lapped the impact from the tax increase in December 2015. Net sales declined in vodka and ready to drink, which offset the 4% growth in scotch, where Black & White grew 28% gaining 11 percentage points share of primary scotch. In cachaça, Ypióca net sales grew 5% with Ypióca Ouro (Gold variant) growing double digit driven by strong in store execution and commercial incentives. Paraguay and Uruguay continued to grow due to improved performance in the export channels. Net sales for reserve brands in PUB continued their strong performance with 18% growth driven by Ketel One vodka and Johnnie Walker Gold Label Reserve.
●
In Mexico, net sales increased 20% driven by strong performance across all categories except ready to drink and vodka. Scotch continues to be a key category driver with net sales growth for Johnnie Walker at 16% and Buchanan’s at 14%. In primary scotch, Black & White net sales grew double digit. Reserve grew net sales 33% driven by Don Julio which grew 42% taking 2pps of share. Net sales also grew in rum, Baileys and gin.
●
In CCA (Central America and Caribbean), net sales declined 1%. The domestic markets grew net sales 3% driven by scotch, Smirnoff ready to drink and Guinness. Export channels net sales declined 9% as market conditions remained challenging given the continued currency weakness against the US dollar.
●
Andean (Colombia and Venezuela) continued strong growth with net sales up 21%. Colombia net sales increased 20% driven by route to consumer expansion and implementation of commercial standards. Growth in Colombia was across all categories except vodka with scotch up 23% driven by Buchanan’s and Johnnie Walker continuing to grow our leadership position in the category. In Venezuela volume decreased 27% as volatility in the market continued. Although net sales grew significantly faster, with price increases in the high inflation environment, the business remains small with net sales of approximately £10m.
●
PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) delivered net sales growth of 13%, mainly driven by Chile and Argentina. Growth in Chile was driven by scotch. Argentina’s growth was driven by a route to market change, implemented in F16.
●
Marketing increased by 4%, and benefited from procurement savings resulting in an underlying investment increase of 9%. Investment on scotch was spread across price points with support focused behind Johnnie Walker, Buchanan’s and Black & White.

Asia Pacific

Asia Pacific net sales grew 3% with strong growth in Greater China and solid performance in Australia and South East Asia. This was partly offset by the continued contraction of the scotch category in Korea which led to a further decline in net sales and there was also weakness in travel retail in the region. In Greater China, net sales grew 25% as a result of strong momentum in Chinese white spirits and scotch performance, up 5%. The business in India grew net sales by 2%, largely driven by IMFL whisky and scotch, despite the impact of demonetisation and the Supreme Court ruling banning sales in certain outlets near state highways. South East Asia net sales grew 3% and Australia net sales also grew 3% driven by scotch and ready to drink innovation. Operating margin improved 20bps benefiting from mix, driven by strong growth from reserve brands, overhead effiiciency benefits from the productivity programme across all markets, and in India, margin improvement was supported in particular by significant supply efficiencies. These benefits were partially offset by lapping the profit on the sale of United Breweries shares in the prior year.

Key financials £ million:
	2016	FX	Reclassifi-cation(i)	Acquisitions and disposals	Organic movement	2017	Reported movement %
Net sales	2,076	346	(30)	(43)	70	2,419	17
Marketing	301	47	(4)	-	(1)	343	14
Operating profit before exceptional items	395	85	(11)	(1)	19	487	23
Exceptional operating items(ii)	(49)					(9)
Operating profit	346					478	38
(i)
Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions and the results of Lebanon, other Middle Eastern countries which were formerly reported in the Asia Pacific geographical region now being included in Europe, Russia and Turkey.
(ii)
For further details of exceptional operating items see notes 3.

Markets:	Global giants and local stars(iii):
	Organic volume movement(i)	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iv)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific	(1)	(6)	3	17	Johnnie Walker	3	1	7
					McDowell's	(1)	1	13
India	(2)	(7)	2	14	Windsor	(11)	(12)	5
Greater China	25	25	25	45	Smirnoff	(1)	1	17
Australia	-	-	3	25	Guinness	-	(1)	18
South East Asia	7	13	3	15	Bundaberg	(4)	-	21
North Asia	11	11	(3)	18	Shui Jing Fang(v)	66	65	81
Travel Retail Asia and Middle East	(14)	(17)	(13)	(15)

Spirits	(1)	(7)	4	16
Beer(ii)	1	46	-	17
Ready to drink	-	-	-	20
(i)
Difference between organic and reported volume for Asia Pacific is driven by the move to the franchise model for some popular segment brands in India.
(ii)
Following a review of group’s reporting of volume an adjustment was made to include Malaysia and Singapore contract brew volume in the reported beer figures which increased the reported volume in Asia Pacific by 0.3 million equivalent cases (2016 – 0.4 million equivalent cases).
(iii)
Spirits brands excluding ready to drink.
(iv)
Organic equals reported volume movement except for Johnnie Walker (2)%, Smirnoff (2)% and McDowell’s (7)% which were impacted by the reclassification of Lebanon and other Middle East countries to the Europe, Russia and Turkey region and the move from an owned to a franchise model in India.
(v)
Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

●
India net sales were up 2% despite the impact of demonetisation and the recent Supreme Court ruling prohibiting the sale of alcohol in certain outlets near state highways. Prestige and above grew 7% as McDowell’s No. 1 and Signature continued to benefit from their renovation, with net sales growth of 9% and 31%, respectively. Scotch grew net sales 6% driven by Johnnie Walker and Black & White. Popular brands declined 5% particularly within the rum category. The focus on route to consumer continues with perfect stores now representing over a third of total business. Distribution and share of shelf have grown, driving net sales growth and share on key scotch brands.
●
Greater China net sales were up 25%. Chinese white spirits grew 69%, driven by route to consumer initiatives and brand equity investment. Scotch net sales growth was up 5% driven by Johnnie Walker, The Singleton and other malts.
●
Australia net sales increased 3% driven by growth in scotch. The relaunch of the Johnnie Walker ‘Keep Walking’ campaign and innovations including blender’s batch select cask and red rye finish contributed to Johnnie Walker net sales growth of 4%. Reserve was up 9%. Whilst the ready to drink category remains challenging, innovation launches including Bundaberg Lazy Bear, Smirnoff Pure and Pimm’s Premixes, delivered significant net sales for the business through addressing consumer demand for low tempo refreshing drinks.
●
South East Asia net sales grew 3% with growth in the Philippines and Key Accounts offsetting the declines in Thailand and Indonesia. In the Philippines the focus on route to consumer is driving significant increases in distribution in the modern trade and secondary outlets, while also improving execution standards and activation. The ‘Keep Walking Philippines’ campaign launch during the first half supported by occasion-driven activation during the second half led to double digit growth for Johnnie Walker. Scotch grew net sales 7% driven by Key Accounts, which continues to lap a period of planned inventory reduction, and the Philippines. The mourning period in Thailand, following the death of the king, impacted performance with net sales down 10% following the closure of on-trade outlets for varying periods over the one year formal mourning period. In Indonesia, total beer net sales declined 5% impacted by structural trade changes. Guinness decline was mitigated by the launch of Ginseng under the Guinness Zero brand.
●
In North Asia, net sales declined 3%. In Korea net sales declined 7% as Windsor continued to be impacted by the contraction of the traditional on-trade, increased competition and shifts to lower alcohol by volume local whisky segments. This was partially offset by net sales growth of 41% for W Ice by Windsor, a low alcohol variant and by Guinness as the international beer category grows. Japan grew net sales 6% driven by scotch with net sales growth of 21% offsetting the decline in ready to drink.
●
Travel Retail Asia and Middle East continued to decline net sales at 13% with lower spend by travellers and currency volatility impacting performance.
●
Marketing investment remained broadly flat with marketing efficiencies across the region offset by up-weighted investment behind Chinese white spirits.

CATEGORY AND BRAND REVIEW
For the year ended 30 June 2017

Key categories:

	Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	1	5	19
Scotch	4	5	18
Vodka(ii)	(2)	(4)	10
North American whisk(e)y	8	11	29
Rum(ii)	(2)	4	19
Indian-Made Foreign Liquor (IMFL) whisky	1	6	21
Liqueurs	4	3	12
Gin(ii)	8	8	20
Tequila	27	26	43
Beer	1	2	7
Ready to drink	(4)	-	17
(i)
Spirits brands excluding ready to drink.
(ii)
Vodka, rum, gin including IMFL brands.
(iii)
Organic equals reported volume movement except for Spirits (2)%, Rum (6)%, IMFL whisky (2)%, Liqueurs 1%, Gin 3% and Ready to drink 0% which were impacted by disposals and the move from an owned to a franchise model in India.

●
Scotch represents 25% of Diageo’s net sales and was up 5% with broad based growth across all regions except Asia Pacific which was impacted by Windsor decline in line with the scotch category contraction in Korea. This was more than offset by growth driven by Johnnie Walker up 6% and Buchanan’s up 16%. Performance was consistently strong across all price segments, growing net sales in standard and primary from brands such as Johnnie Walker Red Label up 6% and Black & White up 16%. Premium segments grew 5% with Buchanan’s continuing to perform strongly in Latin America and Caribbean and North America. Scotch reserve brands grew net sales 4%, driven by Johnnie Walker Gold Label Reserve and The Singleton up 8%.
●
Vodka represents 12% of Diageo’s net sales and declined 4%, driven by soft performance in all the regions except for Africa where net sales grew 22%. Net sales decline was driven predominantly by Cîroc and Ketel One vodka in North America. Smirnoff declined 1%. This was driven by Great Britain, where despite gaining share, it was impacted by changes to the commercial footprint that led to efficiencies, including an inventory reduction, and declined 7%. Smirnoff was also down 2% in US Spirits, partially offset by a strong growth of Smirnoff 1818 in South Africa.
●
North American whisk(e)y represents 9% of Diageo’s net sales and grew 11%. Performance continued to be driven by strong growth and share gains in Crown Royal and Bulleit in US Spirits.
●
Rum represents 7% of Diageo’s net sales and grew 4%. In Europe, Africa and Latin America and Caribbean net sales grew double digit while North America was up 3%, driven by the turnaround of Captain Morgan. In India net sales declined 8% driven by McDowell's No.1 Rum.
●
IMFL whisky represents 5% of Diageo’s net sales and grew 6%. The relaunches of two of the biggest brands McDowell’s No.1 and Signature have contributed to this growth with both brands growing double digit.
●
Liqueurs represents 5% of Diageo’s net sales and grew 3% driven by growth in all regions except Africa. Baileys was up 5%, led by Europe, following an exceptional on-trade execution and positive results of the ‘Don’t mind if I Baileys’ advertising campaign.
●
Gin represents 3% of Diageo’s net sales and grew 8%. Strong double digit growth in Europe, Africa and Latin America and Caribbean fuelled growth in the category. Tanqueray was the largest contributor, followed by Gordon´s.
●
Tequila represents 2% of Diageo’s net sales and grew 26%. The performance was driven by continued double digit growth of Don Julio in US Spirits and Mexico.
●
Beer represents 16% of Diageo’s net sales and grew 2%. Strong performance in the value beer portfolio in Africa was driven by Satzenbrau in Nigeria and Senator in Kenya. Guinness growth in Europe was led by innovation from the ‘The Brewers Project’ including Guinness Hop House 13 Lager. This was offset by declines in Tusker and Guinness Extra Stout as a result of the increase of duty on bottled beer in Kenya as well as a decline in Guinness in Nigeria.
●
Ready to drink represents 6% of Diageo’s net sales and remained flat. North America delivered strong performance in Smirnoff launches offset predominantly by declines in Orijin in Nigeria.

Global giants, local stars and reserve(i):
	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	4	6	18
Smirnoff	(1)	(1)	13
Baileys	6	5	18
Captain Morgan	7	6	22
Tanqueray	12	9	24
Guinness	(1)	-	8
Local stars
Crown Royal	10	12	30
Yenì Raki	(3)	4	5
Buchanan’s	16	16	29
JeB	3	-	13
Windsor	(11)	(12)	5
Old Parr	-	5	22
Bundaberg	(4)	-	21
Black & White	24	16	37
Ypióca	1	5	41
McDowell's	(1)	2	15
Shui Jing Fang(iii)	66	65	81
Reserve
Scotch malts	3	2	17
Cîroc	(10)	(12)	1
Ketel One vodka	-	(5)	11
Don Julio	25	25	43
Bulleit	23	24	44
(i)
Spirits brands excluding ready to drink.
(ii)
Organic equals reported volume movement except for McDowell’s No.1 (6)%, which was impacted by the move from an owned to a franchise model in India.
(iii)
Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

●
Global Giants represent 41% of Diageo net sales and grew 3%, driven by Europe up 6% and Latin America and Caribbean up 9%. All Global Giants grew with the exception of Guinness which remained flat and Smirnoff which was down 1%.
●
Johnnie Walker net sales were up 6% with growth in all regions. Latin America and Caribbean and Europe were the largest contributors with 11% and 9% growth, respectively. North America was up 6%, accelerating growth in the second half. In Asia Pacific, net sales grew 1%, with growth driven by South East Asia, China and India partially offset by Travel Retail Asia and Middle East. Reserve variants grew 6% driven by Johnnie Walker Gold Label Reserve and Johnnie Walker Green Label.
●
Smirnoff net sales were down 1%. Declines in US Spirits, Europe and Latin America and Caribbean were partly offset by Asia Pacific up 1%, and Africa growth up 22% driven by the strong performance of Smirnoff 1818 in South Africa. The decline in Europe was driven by Great Britain, Benelux and France performance, partly offset by Iberia up 16% and Ireland up 9%.
●
Baileys net sales grew 5% across all regions driven by 6% growth in its biggest market, Europe, following an exceptional on-trade execution. Latin America and Caribbean contributed with double digit growth behind Mexico Mother´s Day shopper platform and North America contributed with brand innovations.
●
Captain Morgan net sales grew 6% across all regions, with a strong performance in Europe driven by Europe Partner Markets, France and Great Britain. In US Spirits net sales grew 4% and gained share, supported by innovation.
●
Tanqueray net sales grew 9% across all regions except for North America. Europe led the growth with strong double digit growth driven by Great Britain, Italy and Germany, Austria and Switzerland.
●
Guinness net sales were flat. Africa declined 5% largely driven by the shift to value beer in Kenya and Nigeria partially offset by growth in Europe and Africa Regional Markets. Guinness in Europe grew 2% driven by expansion of distribution in Europe Partner Markets supported by media investment and the success of Hop House 13 Lager in Great Britain and Ireland.

●
Local stars represent 20% of net sales and grew 9%. This was driven by Crown Royal in North America growing 12%, Buchanan’s up 16% and double digit growth in Chinese white spirits. Solid growth in Yenì Raki in Turkey and McDowell’s more than offset the declines in Windsor in Korea. Black & White growth of 16% was driven by Latin America and Caribbean and Asia Pacific.

●
Reserve brands represent 16% of net sales and grew 7%, across all regions. Chinese white spirits and strong performance in Don Julio growth in US Spirits and Mexico were partly offset by Cîroc and Ketel One vodka declines in US Spirits. Scotch reserve brands grew 4% with Johnnie Walker driving the growth. Bulleit continued its strong growth with net sales up 24%. Tanqueray No. TEN grew strong double digit, up 25%. Malts up 2%, was driven by Lagavulin in North America and The Singleton in Asia Pacific and North America.

ADDITIONAL FINANCIAL INFORMATION
For the year ended 30 June 2017

SUMMARY INCOME STATEMENT

	2016	Exchange (a)	Acquisitions and disposals (b)	Organic movement(ii)	2017
	£ million	£ million	£ million	£ million	£ million
Sales	15,641	1,978	(332)	827	18,114
Excise duties	(5,156)	(619)	50	(339)	(6,064)
Net sales	10,485	1,359	(282)	488	12,050
Cost of sales	(4,251)	(525)	219	(123)	(4,680)
Gross profit	6,234	834	(63)	365	7,370
Marketing	(1,562)	(193)	8	(51)	(1,798)
Other operating expenses(i)	(1,664)	(195)	12	(124)	(1,971)
Operating profit before exceptional items	3,008	446	(43)	190	3,601
Exceptional operating items (c)	(167)				(42)
Operating profit	2,841				3,559
Non-operating items (c)	123				20
Net finance charges	(327)				(329)
Share of after tax results of associates and joint ventures	221				309
Profit before taxation	2,858				3,559
Taxation (d)	(496)				(732)
Profit from continuing operations	2,362				2,827
Discontinued operations (c)	-				(55)
Profit for the year	2,362				2,772

(i)
Before exceptional operating items, see notes 3.
(ii)
For the definition of organic movement see explanatory notes.

(a) Exchange
The impact of movements in exchange rates on reported figures is principally in respect of the weakening of sterling against the US dollar, the euro, the Kenyan schilling and the Indian rupee, partially offset by strengthening against the Nigerian naira.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2017 is set out in the table below.
Gains/(losses)
£ million
Translation impact	323
Transaction impact	123
Operating profit before exceptional items	446
Net finance charges – translation impact	(28)
Mark to market impact of IAS 39 on interest expense	12
Impact of IAS 21 and IAS 39 on net other finance charges	(6)
Net finance charges	(22)
Associates – translation impact	34
Profit before exceptional items and taxation	458

	Year ended 30 June 2017	Year ended 30 June 2016
Exchange rates		1
Translation £1 =	$1.27	$1.48
Transaction £1 =	$1.45	$1.55
Translation £1 =	€1.16	€ 1.34
Transaction £1 =	€1.22	€ 1.28

(b) Acquisitions and disposals
The impact of acquisitions and disposals on the reported figures was primarily attributable to the disposals of Desnoes & Geddes Limited (D&G), the Red Stripe business in Jamaica, on 7 October 2015 and the group’s wine businesses in the United States and the UK Percy Fox wine business on 1 January 2016.

(c) Exceptional items
Exceptional operating charges in the year ended 30 June 2017 were £42 million before tax, a decrease of £125 million against last year.

In the year ended 30 June 2017, £33 million was charged to exceptional items in respect of a Turkish Competition Authority investigation into certain of Mey İçki’s trading practices in Turkey.

During the year ended 30 June 2017 United Spirits Limited received a claim, followed by a debit note, from a customer in India in respect of differential pricing charged over a number of years in respect of products sold to that customer primarily for the period prior to the acquisition of United Spirits Limited by Diageo. While challenging the amount of the claim and contesting it, the group has made a provision of £32 million in exceptional items against the current receivable from the customer.

On 25 February 2016, the group incurred an exceptional operating charge of £49 million including a £53 million payment to Dr Vijay Mallya (Dr Mallya) over a five year period. In the year ended 30 June 2016 a payment of £28 million was made to Dr Mallya. In the year ended 30 June 2017 owing to various reasons, including breaches of several provisions of the 25 February 2016 Agreement by Dr Mallya, Diageo believes that it was not liable to pay the $7 million (£5 million) instalment in February 2017 under that agreement and considers it very unlikely that it will become liable to pay future instalments in subsequent years and accordingly the outstanding provision of £23 million was credited back to the income statement. See note 11(d).

In addition, in the year ended 30 June 2016 exceptional operating charges also included an exceptional impairment charge of £118 million in respect of the Ypióca brand and related tangible fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit.

Non-operating items in the year ended 30 June 2017 were a net gain of £20 million before tax compared to a gain of £123 million before tax in the comparative period, a decrease of £103 million.

Non-operating items in the year ended 30 June 2017 comprised a net gain of £20 million in respect of the sale of Diageo’s wine interests in the United States arising from the release of Diageo from a guarantee in respect of the vineyards, net of the settlement of the net working capital balance with Treasury Wine Estates on the date of disposal.

Non-operating items of £123 million in the year ended 30 June 2016 comprised:
●
a loss of £191 million in the period in respect of the sale of the majority of Diageo’s wine interests in the United States and its UK based Percy Fox businesses.
●
a loss of £38 million in respect of the sale of Diageo's interests in Argentina to Grupo Peñaflor.
●
a loss of £27 million in respect of sale of Diageo’s equity interests in Diageo’s South African associate interests.
●
a gain of £14 million in respect of sale of Diageo’s equity interests in Central Glass Industries Limited (CGI), a Kenyan glass bottle manufacturer.
●
a gain of £457 million in respect of the sale of Diageo's 57.87% shareholding in the group’s Jamaican Red Stripe business and a 49.99% stake in Diageo’s Singapore and Malaysian beer businesses.
●
a provision for a guarantee provided by Diageo for a loan of £92 million given by Standard Chartered Bank (SCB) to Watson Limited. The underlying security package for the loan remains in place.

See explanatory notes for the definition of exceptional items.

Following an agreement reached in December 2016 with the UK Thalidomide Trust, discontinued operations comprised £55 million (net of deferred tax of £9 million), of additional amounts payable to the Trust, updates to the discount and inflation rates applied to the existing thalidomide provision and legal costs. Cash payments in the year ended 30 June 2017 in respect of the agreement were £31 million.

(d) Taxation
The reported tax rate for the year ended 30 June 2017 was 20.6% compared with 17.4% for the year ended 30 June 2016. The tax rate before exceptional items for the year ended 30 June 2017 was 20.6% compared with 19.0% in the prior year. As for most multinationals the current tax environment is creating increased levels of uncertainty. Our current expectation is that the tax rate before exceptional items for the year ending 30 June 2018 will be approximately 21%.

(e) Dividend
The group aims to increase the dividend at each half-year and the decision as to the rate of the dividend increase is made with reference to dividend cover as well as the current performance trends including top and bottom line together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2016 dividend cover was 1.5 times. The recommended final dividend for the year ended 30 June 2017 is 38.5 pence, an increase of 5% consistent with the interim dividend. This brings the full year dividend to 62.2 pence per share and dividend cover to 1.7 times. It is expected to maintain dividend increases at roughly a mid-single digit rate until cover is back in range.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and ADRs on the register as of 11 August 2017. The ex-dividend date for the holders of the ordinary shares is 10 August 2017, and 9 August 2017 for US ADR holders. The final dividend will be paid to shareholders on 5 October 2017. Payment to US ADR holders will be made on 11 October 2017. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 14 September 2017.

(f) Share buy-back
The group aims to maintain a leverage ratio of between 2.5-3.0 times adjusted net debt to EBITDA. This enables us to support the growth of the business while achieving an efficient cost of capital. We closed the year with an adjusted net debt to EBITDA ratio of 2.0 times driven by strong cash flow performance. We have now fallen below our range and generated surplus capital. Consequently, on 26 July 2017 the board approved a share buy-back programme to return up to £1.5 billion to shareholders during F18.

MOVEMENT IN NET BORROWINGS AND EQUITY

Movement in net borrowings

	2017	2016
	£ million	£ million
Net borrowings at the beginning of the year	(8,635)	(9,527)
Free cash flow (a)	2,663	2,097
Acquisition and sale of businesses (b)	(83)	1,047
Proceeds from issue of share capital	1	1
Net purchase of own shares for share schemes (c)	(41)	(1)
Dividends paid to non-controlling interests	(83)	(101)
Purchase of shares of non-controlling interests	-	(21)
Repayment of bonds (d)	(1,234)	(1,003)
Net movements in other borrowings (e)	414	(233)
Equity dividends paid	(1,515)	(1,443)
Net increase in cash and cash equivalents	122	343
Net decrease in bonds and other borrowings	820	1,236
Exchange differences (f)	(205)	(725)
Borrowings disposed through sale of businesses	-	14
Other non-cash items	6	24
Net borrowings at the end of the year	(7,892)	(8,635)

(a) See free cash flow for the analysis of free cash flow.

(b) In the year ended 30 June 2017 acquisitions and sale of businesses included the settlement of the guarantee in respect of the US wines disposal partially offset by the working capital settlement received from Treasury Wine Estates.

In the year ended 30 June 2016 acquisitions and sale of businesses include the disposal of the group’s shareholdings in its Jamaican Red Stripe business and Malaysian beer business, the disposal of the group’s wine interests in the United States and its UK based Percy Fox wine business, the disposal of the group's equity stake in its South African associate interests and the proceeds from the sale of CGI, a Kenyan glass manufacturer.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £102 million (2016 – £47 million) less receipts from employees on the exercise of share options of £61 million (2016 – £46 million).

(d) In the year ended 30 June 2017, the group repaid bonds of $1,600 million (£1,234 million). In the comparable period the group repaid bonds of $1,500 million (£1,003 million).

(e) In the year ended 30 June 2017 the net movement in other borrowings principally arose from the settlement of cross currency interest rate swaps and cash movements on foreign currency swaps and forwards.

(f) Increase in net borrowings of £205 million is primarily driven by the adverse exchange differences on US dollar and euro denominated borrowings partially offset by a favourable movement on foreign exchange swaps and forwards.

Movement in equity
	2017	2016
	£ million	£ million
Equity at the beginning of the year	10,180	9,256
Profit for the year	2,772	2,362
Exchange adjustments (a)	36	875
Net remeasurement of post employment plans	644	(856)
Tax on post employment plans	(122)	166
Exchange recycled to the income statement (b)	-	51
Fair value movements on available-for-sale investments	-	(20)
Purchase of shares of non-controlling interests	-	(21)
Disposal of non-controlling interest	-	(24)
Dividends to non-controlling interests	(83)	(101)
Dividends paid	(1,515)	(1,443)
Other reserve movements	116	(65)
Equity at the end of the year	12,028	10,180

(a) Movement in the year ended 30 June 2017 primarily arose from exchange gains in respect of the Indian rupee, US dollar and the euro, partially offset by an exchange loss in respect of the Turkish lira.

(b) In the year ended 30 June 2016 exchange losses of £51 million were recycled to the income statement in respect of disposals.

Post employment plans
The deficit in respect of post employment plans before taxation decreased by £702 million from £1,193 million at 30 June 2016 to £491 million at 30 June 2017. The decrease primarily arose due to an increase in the market value of the assets held by the post employment schemes partially offset by an increase in long term inflation rates (UK RPI from 2.8% to 3.2%, UK CPI from 1.8% to 2.2% and Ireland CPI from 1.4% to 1.6%). Total cash contributions by the group to all post employment plans in the year ending 30 June 2018 are estimated to be approximately £200 million.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Year ended 30 June 2017	Year ended 30 June 2016
	Notes	£ million	£ million

Sales	2	18,114	15,641
Excise duties		(6,064)	(5,156)
Net sales	2	12,050	10,485
Cost of sales		(4,680)	(4,251)
Gross profit		7,370	6,234
Marketing		(1,798)	(1,562)
Other operating expenses		(2,013)	(1,831)
Operating profit	2	3,559	2,841
Non-operating items	3	20	123
Finance income	4	235	262
Finance charges	4	(564)	(589)
Share of after tax results of associates and joint ventures		309	221
Profit before taxation		3,559	2,858
Taxation	5	(732)	(496)
Profit from continuing operations		2,827	2,362
Discontinued operations	3	(55)	-
Profit for the year		2,772	2,362

Attributable to:
Equity shareholders of the parent company - continuing operations		2,717	2,244
Equity shareholders of the parent company - discontinued operations		(55)	-
Non-controlling interests		110	118
		2,772	2,362

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,512	2,508
Dilutive potential ordinary shares		11	10
		2,523	2,518

		pence	pence
Basic earnings per share
Continuing operations		108.2	89.5
Discontinued operations		(2.2)	-
		106.0	89.5

Diluted earnings per share
Continuing operations		107.7	89.1
Discontinued operations		(2.2)	-
		105.5	89.1

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 30 June 2017	Year ended 30 June 2016
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	649	(851)
- associates and joint ventures	(8)	(4)
- non-controlling interests	3	(1)
Tax on post employment plans	(122)	166
	522	(690)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
- group	105	1,217
- associates and joint ventures	120	325
- non-controlling interests	35	176
Net investment hedges	(224)	(843)
Exchange loss recycled to the income statement
- on translation of foreign operations	-	133
- on net investment hedges	-	(82)
Tax on exchange differences - group	(2)	(8)
Tax on exchange differences - non-controlling interests	-	4
Effective portion of changes in fair value of cash flow hedges
- (losses)/gains taken to other comprehensive income - group	(34)	28
- gains taken to other comprehensive income - associates and joint ventures	5	3
- recycled to income statement	101	(145)
Tax on effective portion of changes in fair value of cash flow hedges	(3)	3
Fair value movements on available-for-sale investments
- gains taken to other comprehensive income - group	-	4
- gains taken to other comprehensive income - non-controlling interests	-	4
- recycled to income statement - group	-	(15)
- recycled to income statement - non-controlling interests	-	(13)
Tax on available-for-sale fair value movements	-	4
Hyperinflation adjustment	47	6
Tax on hyperinflation adjustment	(21)	(2)
	129	799
Other comprehensive profit, net of tax, for the year	651	109
Profit for the year	2,772	2,362
Total comprehensive income for the year	3,423	2,471

Attributable to:
Equity shareholders of the parent company - continuing operations	3,330	2,183
Equity shareholders of the parent company - discontinued operations	(55)	-
Non-controlling interests	148	288
Total comprehensive income for the year	3,423	2,471

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2017		30 June 2016
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		12,566		12,370
Property, plant and equipment		4,014		3,881
Biological assets		21		10
Investments in associates and joint ventures		2,824		2,528
Other investments		31		31
Other receivables		58		46
Other financial assets	9	267		420
Deferred tax assets		134		298
Post employment benefit assets		281		55
			20,196		19,639
Current assets
Inventories	6	4,788		4,579
Trade and other receivables		2,592		2,686
Assets held for sale		-		3
Other financial assets	9	81		495
Cash and cash equivalents	7	1,191		1,089
			8,652		8,852
Total assets			28,848		28,491
Current liabilities
Borrowings and bank overdrafts	7	(2,459)		(2,058)
Other financial liabilities	9	(215)		(280)
Trade and other payables		(3,563)		(3,372)
Corporate tax payable		(294)		(340)
Provisions		(129)		(137)
			(6,660)		(6,187)
Non-current liabilities
Borrowings	7	(6,583)		(8,071)
Other financial liabilities	9	(383)		(500)
Other payables		(24)		(70)
Provisions		(286)		(253)
Deferred tax liabilities		(2,112)		(1,982)
Post employment benefit liabilities		(772)		(1,248)
			(10,160)		(12,124)
Total liabilities			(16,820)		(18,311)
Net assets			12,028		10,180

Equity
Share capital		797		797
Share premium		1,348		1,347
Other reserves		2,693		2,625
Retained earnings		5,475		3,761
Equity attributable to equity shareholders of the parent company			10,313		8,530
Non-controlling interests			1,715		1,650
Total equity			12,028		10,180

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

							Equity attributable to parent company shareholders
				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total		Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2015	797	1,346	1,994	(2,228)	5,862	3,634	7,771	1,485	9,256
Profit for the year	-	-	-	-	2,244	2,244	2,244	118	2,362
Other comprehensive income	-	-	631	-	(692)	(692)	(61)	170	109
Employee share schemes	-	-	-	39	(38)	1	1	-	1
Share-based incentive plans	-	-	-	-	29	29	29	-	29
Share-based incentive plans in respect of associates	-	-	-	-	1	1	1	-	1
Tax on share-based incentive plans	-	-	-	-	10	10	10	-	10
Shares issued	-	1	-	-	-	-	1	-	1
Disposal of non-controlling interests	-	-	-	-	-	-	-	(24)	(24)
Purchase of non-controlling interests	-	-	-	-	(18)	(18)	(18)	(3)	(21)
Purchase of rights issue of non-controlling interests	-	-	-	-	(5)	(5)	(5)	5	-
Dividends paid	-	-	-	-	(1,443)	(1,443)	(1,443)	(101)	(1,544)
At 30 June 2016	797	1,347	2,625	(2,189)	5,950	3,761	8,530	1,650	10,180
Profit for the year	-	-	-	-	2,662	2,662	2,662	110	2,772
Other comprehensive income	-	-	68	-	545	545	613	38	651
Employee share schemes	-	-	-	13	(23)	(10)	(10)	-	(10)
Share-based incentive plans	-	-	-	-	34	34	34	-	34
Share-based incentive plans in respect of associates	-	-	-	-	3	3	3	-	3
Tax on share-based incentive plans	-	-	-	-	12	12	12	-	12
Shares issued	-	1	-	-	-	-	1	-	1
Purchase of non-controlling interest by associates	-	-	-	-	(5)	(5)	(5)	-	(5)
Change in fair value of put option	-	-	-	-	(12)	(12)	(12)	-	(12)
Dividends paid	-	-	-	-	(1,515)	(1,515)	(1,515)	(83)	(1,598)
At 30 June 2017	797	1,348	2,693	(2,176)	7,651	5,475	10,313	1,715	12,028

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended 30 June 2017		Year ended 30 June 2016
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	2,772		2,362
Discontinued operations	55		-
Taxation	732		496
Share of after tax results of associates and joint ventures	(309)		(221)
Net finance charges	329		327
Non-operating items	(20)		(123)
Operating profit		3,559		2,841
Increase in inventories	(159)		(95)
Decrease/(increase) in trade and other receivables	89		(86)
Increase in trade and other payables and provisions	221		128
Net decrease/(increase) in working capital		151		(53)
Depreciation, amortisation and impairment	361		473
Dividends received	223		173
Post employment payments less amounts included in operating profit	(111)		(59)
Other items	(6)		(15)
		467		572
Cash generated from operations		4,177		3,360
Interest received	180		174
Interest paid	(493)		(479)
Taxation paid	(732)		(507)
		(1,045)		(812)
Net cash from operating activities		3,132		2,548
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	46		57
Purchase of property, plant and equipment and computer software	(518)		(506)
Movements in loans and other investments	3		(2)
Sale of businesses	(52)		1,062
Acquisition of businesses	(31)		(15)
Net cash (outflow)/inflow from investing activities		(552)		596
Cash flows from financing activities
Proceeds from issue of share capital	1		1
Net purchase of own shares for share schemes	(41)		(1)
Dividends paid to non-controlling interests	(83)		(101)
Purchase of shares of non-controlling interests	-		(21)
Repayment of bonds	(1,234)		(1,003)
Net movements on other borrowings	414		(233)
Equity dividends paid	(1,515)		(1,443)
Net cash outflow from financing activities		(2,458)		(2,801)

Net increase in net cash and cash equivalents		122		343
Exchange differences		(14)		84
Net cash and cash equivalents at beginning of the year		809		382
Net cash and cash equivalents at end of the year		917		809

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,191		1,089
Bank overdrafts		(274)		(280)
		917		809

NOTES

1. Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union (EU), and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority. This condensed consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2016. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.
The consolidated financial statements are prepared on a going concern basis.

New accounting standards

The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2016 with no impact on the group’s consolidated results, financial position or disclosures:

●
Amendment to IFRS 7 - Applicability of the amendments to IFRS 7 to condensed interim financial statements
●
Amendments to IFRS 11 - Accounting for Acquisitions of Interests in Joint Operations
●
Amendments to IAS 1 - Disclosure Initiative
●
Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortisation
●
Amendments to IAS 16 and IAS 41 - Agriculture: Bearer Plants
●
Amendments to IAS 19 - Discount rate: Regional Market Issue
●
Amendments to IAS 34 - Disclosure of Information 'Elsewhere in the Interim Financial Report'

The following standards issued by the IASB and endorsed by the EU, have not yet been adopted by the group:

IFRS 9 – Financial instruments replaces IAS 39 (Financial instruments - Recognition and measurement). The standard covers the classification, measurement and derecognition of financial instruments and applies an approach where the business model of an entity and the cash flows associated with each financial asset defines the classification of the financial instrument. IFRS 9 applies a forward looking impairment model that will replace the currently applicable incurred loss model. In contrast to the complex and rules based approach of IAS 39, the new hedge accounting requirements will provide an improved link to risk management and treasury operations and will be simpler to apply.
Based on the assessment carried out the group believes that the adoption of IFRS 9 as at 1 July 2017 will not have impact on its consolidated results or financial position and will not require a restatement of comparative figures in the 2018 Annual Report.

IFRS 15 – Revenue from contracts with customers is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under current IFRS. It also provides further guidance on the measurement of sales on contracts which have discounts, rebates and consignment inventories.
During the year the group carried out a detailed review of the current recognition criteria for revenue against the requirements of IFRS 15. This review in particular closely examined promotional payments made to customers post the initial sale, the recognition of sales made where a third party manufactures or modifies a product on behalf of Diageo and consignment inventories. Differences in practice across the group were identified but the impact of these changes on the 2017 and 2016 income statements are immaterial and the impact on the balance sheet at 30 June 2017 is not material. Diageo will adopt, as at 1 July 2017, the modified retrospective approach for IFRS 15 in its 2018 financial statements.

Diageo will early adopt IFRS 9 and IFRS 15 in the year ending 30 June 2018.

The following standards, issued by the IASB that have not been endorsed by the EU have not been adopted by the group:

IFRS 16 – Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all material leases that have a term of greater than a year.
The group is currently considering the implications of IFRS 16 which is expected to have an impact on the group’s consolidated results and financial position.

IFRS 17 – Insurance Contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4.
Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2017 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor, PricewaterhouseCoopers LLP and delivered to the registrar of companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy and Guatemala.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.

Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Romania, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.

In the year ended 30 June 2017 Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Lebanon, other Middle East countries and North African countries which were formerly reported in the Asia Pacific and Africa regions respectively are now included in the Europe, Russia and Turkey region. In addition, the results of the Travel Retail operations have been reallocated to the geographical regions to better reflect the region in which the sale to the customer is made. The comparative information has not been restated as the amounts involved are not material.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2016.

In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Year ended	North America	Europe, Russia and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2017	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	4,725	4,985	2,132	1,303	4,923	1,390	(1,390)	18,068	46	18,114
Net sales
At budgeted exchange rates(i)	3,523	2,474	1,240	873	1,977	1,418	(1,324)	10,181	39	10,220
Acquisitions and disposals	-	2	15	7	41	-	-	65	-	65
ISC allocation	11	60	4	11	8	(94)	-	-	-	-
Retranslation to actual exchange rates	627	288	297	153	393	66	(66)	1,758	7	1,765
Net sales	4,161	2,824	1,556	1,044	2,419	1,390	(1,390)	12,004	46	12,050
Operating profit/(loss)
At budgeted exchange rates(i)	1,648	741	159	195	375	116	-	3,234	(169)	3,065
Acquisitions and disposals	-	-	(8)	-	-	-	-	(8)	(1)	(9)
ISC allocation	14	72	5	13	12	(116)	-	-	-	-
Retranslation to actual exchange rates	237	123	62	42	100	-	-	564	(19)	545
Operating profit/(loss) before exceptional items	1,899	936	218	250	487	-	-	3,790	(189)	3,601
Exceptional items	-	(33)	-	-	(9)	-	-	(42)	-	(42)
Operating profit/(loss)	1,899	903	218	250	478	-	-	3,748	(189)	3,559
Non-operating items										20
Net finance charges										(329)
Share of after tax results of associates and joint ventures										309
Profit before taxation										3,559

	North America	Europe, Russia and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Year ended 30 June 2016
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	4,037	4,593	1,875	1,078	4,022	1,355	(1,355)	15,605	36	15,641
Net sales
At budgeted exchange rates(i)	3,282	2,481	1,286	901	2,114	1,452	(1,373)	10,143	38	10,181
Acquisitions and disposals	106	75	74	59	9	-	-	323	-	323
ISC allocation	10	50	4	8	7	(79)	-	-	-	-
Retranslation to actual exchange rates	167	(62)	37	(105)	(54)	(18)	18	(17)	(2)	(19)
Net sales	3,565	2,544	1,401	863	2,076	1,355	(1,355)	10,449	36	10,485
Operating profit/(loss)
At budgeted exchange rates(i)	1,459	738	212	221	399	112	-	3,141	(149)	2,992
Acquisitions and disposals	24	7	(8)	13	1	-	-	37	-	37
ISC allocation	14	70	6	11	11	(112)	-	-	-	-
Retranslation to actual exchange rates	54	(14)	2	(46)	(16)	-	-	(20)	(1)	(21)
Operating profit/(loss) before exceptional items	1,551	801	212	199	395	-	-	3,158	(150)	3,008
Exceptional items	-	-	-	(118)	(49)	-	-	(167)	-	(167)
Operating profit/(loss)	1,551	801	212	81	346	-	-	2,991	(150)	2,841
Non-operating items										123
Net finance charges										(327)
Share of after tax results of associates and joint ventures										221
Profit before taxation										2,858

(i) These items represent the IFRS 8 performance measures for the geographical and ISC segments.

(1)
The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2)
The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(3)
Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.27 (2016 – £1 = $1.48) and euro – £1 = €1.16 (2016 – £1 = €1.34). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.30 (30 June 2016 – £1 = $1.33) and euro – £1 = €1.14 (30 June 2016 – £1 = €1.20). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature in order for the user to obtain a proper understanding of the financial information. See explanatory notes for the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.
	Year ended 30 June 2017	Year ended 30 June 2016
	£ million	£ million
Items included in operating profit
Competition authority investigation in Turkey	(33)	-
Customer claim in India	(32)	-
Disengagement agreements relating to United Spirits Limited	23	(49)
Impairment of Ypióca brand and PUB goodwill	-	(118)
	(42)	(167)
Non-operating items
Sale of businesses
Wines in the United States and Percy Fox	20	(191)
South African associate interests	-	(27)
Argentina	-	(38)
Jamaica, Singapore and Malaysia beer interests	-	457
Kenya - glass business (CGI)	-	14
Other
Provision for a receivable related to a loan guarantee	-	(92)
	20	123

Exceptional items before taxation	(22)	(44)

Items included in taxation
Tax on exceptional operating items	11	7
Tax on exceptional non-operating items	(7)	49
	4	56

Exceptional items in continuing operations	(18)	12

Discontinued operations net of taxation
Thalidomide	(55)	-

Total exceptional items	(73)	12

Attributable to:
Equity shareholders of the parent company	(64)	2
Non-controlling interests	(9)	10
Total exceptional items	(73)	12

Exceptional items included in operating profit are charged to other operating expenses.

Following an agreement reached in December 2016 with the UK Thalidomide Trust, discontinued operations comprised £55 million (net of deferred tax of £9 million), of additional amounts payable to the Trust, updates to the discount and inflation rates applied to the existing thalidomide provision and legal costs. Cash payments in the year ended 30 June 2017 in respect of the agreement were £31 million.

4. Finance income and charges

	Year ended 30 June 2017	Year ended 30 June 2016
	£ million	£ million

Interest income	148	153
Fair value gain on interest rate instruments	76	88
Total interest income	224	241
Interest charges	(451)	(459)
Fair value loss on interest rate instruments	(67)	(91)
Total interest charges	(518)	(550)
Net interest charges	(294)	(309)

Net finance income in respect of post employment plans in surplus	2	18
Hyperinflation adjustment in respect of Venezuela	9	-
Other finance income	-	3
Total other finance income	11	21
Net finance charge in respect of post employment plans in deficit	(27)	(23)
Unwinding of discounts	(8)	(11)
Change in financial liability (Level 3)	(8)	-
Hyperinflation adjustment in respect of Venezuela	-	(1)
Other finance charges	(3)	(4)
Total other finance charges	(46)	(39)
Net other finance charges	(35)	(18)

5. Taxation

For the year ended 30 June 2017, the £732 million taxation charge (2016 – £496 million) comprises a UK tax charge of £112 million (2016 – £95 million) and a foreign tax charge of £620 million (2016 – £401 million).

6. Inventories

	30 June 2017	30 June 2016
	£ million	£ million

Raw materials and consumables	327	301
Work in progress	45	49
Maturing inventories	3,820	3,647
Finished goods and goods for resale	596	582
	4,788	4,579

7. Net borrowings

	30 June 2017	30 June 2016
	£ million	£ million

Borrowings due within one year and bank overdrafts	(2,459)	(2,058)
Borrowings due after one year	(6,583)	(8,071)
Fair value of foreign currency forwards and swaps	144	612
Fair value of interest rate hedging instruments	(2)	35
Finance lease liabilities	(183)	(242)
	(9,083)	(9,724)
Cash and cash equivalents	1,191	1,089
	(7,892)	(8,635)

8. Reconciliation of movement in net borrowings

	Year ended 30 June 2017	Year ended 30 June 2016
	£ million	£ million

Net increase in cash and cash equivalents before exchange	122	343
Net decrease in bonds and other borrowings	820	1,236
Decrease in net borrowings from cash flows	942	1,579
Exchange differences on net borrowings	(205)	(725)
Borrowings on disposal of businesses	-	14
Other non-cash items	6	24
Net borrowings at beginning of the year	(8,635)	(9,527)
Net borrowings at end of the year	(7,892)	(8,635)

In the year ended 30 June 2017, the group repaid bonds of $1,600 million (£1,234 million).

All bonds, medium-term notes and commercial paper issued by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include an option held by Industrias Licoreras de Guatemala to sell the remaining 50% equity stake in Rum Creations Products Inc, the owner of the Zacapa rum brand, to Diageo, with changes in fair value of this option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. The exercise date of this option is estimated based on forecast future performance and an estimated rate of return.

The option is sensitive to reasonably possible changes in assumptions. If the option is exercised two years earlier or two years later the value of the option will decrease or increase by £18 million and £32 million, respectively. If forecast performance decreases or increases by 10%, the value of the option would decrease or increase by £35 million and £38 million, respectively.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2017.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2017	30 June 2016
	£ million	£ million
1
Derivative assets	348	879
Derivative liabilities	(232)	(373)
Valuation techniques based on observable market input (Level 2)	116	506
Other financial liabilities	(183)	(165)
Valuation techniques based on unobservable market input (Level 3)	(183)	(165)

Finance lease liabilities were £183 million at 30 June 2017 (2016 – £242 million) and finance lease receivables were £36 million at 30 June 2016.

The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 30 June 2017 the fair value of gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) was £9,641 million and the carrying value was £9,042 million (2016 – £10,709 million and £10,129 million respectively).

10. Dividends and other reserves
	Year ended 30 June 2017	Year ended 30 June 2016
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend for the year ended 30 June 2016 of 36.6 pence per share (2015 – 34.9 pence)	920	876
Interim dividend paid for the year ended 30 June 2017 of 23.7 pence per share (2016 – 22.6 pence)	595	567
	1,515	1,443

A final dividend of 38.5 pence per share was recommended by the Board of Directors on 26 July 2017 for approval by shareholders at the Annual General Meeting to be held on 20 September 2017 bringing the full year dividend to 62.2 pence per share for the year ended 30 June 2017. As the approval was after the balance sheet date, the final dividend has not been included as a liability.

Other reserves of £2,693 million at 30 June 2017 (2016 – £2,625 million) include a capital redemption reserve of £3,146 million (2016 – £3,146 million), a hedging reserve of £21 million deficit (2016 – £90 million deficit) and an exchange reserve of £432 million deficit (2016 – £431 million deficit).

11. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 30 June 2017, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Thalidomide litigation
In June 2014, claim forms alleging product liability and negligence for injuries arising from the consumption of thalidomide were filed in the High Court in London against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Gr{nenthal GmbH, the developer of the drug (not a member of the group). In June 2017, following discussions between lawyers for the 28 claimants and Diageo, a settlement was reached where six claimants were admitted as beneficiaries of the United Kingdom Thalidomide Trust and the remaining 22 claimants agreed to discontinue their claims.

Distillers Company (Biochemicals) Limited distributed thalidomide in the United Kingdom for a period in the late 1950s and early 1960s. Diageo has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

In the year ended 30 June 2017 a charge of £55 million after tax was made to discontinued operations in the income statement in respect of thalidomide.

(c) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.

On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next firm hearing date for the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. This appeal is currently pending.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

(d) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL’s shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.

Diageo’s agreement with Dr Mallya (the 25 February Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The 25 February Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the 25 February Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement. While the first instalment of $7 million (£5 million) would have become due on 25 February 2017, owing to various reasons, including breaches of several provisions of the 25 February Agreement committed by Dr Mallya, Diageo believes that it was not liable to pay such amount, and is very unlikely to become liable to pay future instalments, to Dr Mallya. Further, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him.

As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016.

As stated in that announcement, the Additional Inquiry revealed: (a) further instances of actual or potential fund diversions amounting to approximately INR 9,135 million (£102 million) as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries amounting to approximately INR 3,118 million (£35 million); (b) that these transactions occurred during the period from October 2010 to July 2014, although certain transactions appear to have been initiated prior to that period; and (c) that these improper transactions involved the diversion of funds to certain non-Indian entities in which Dr Mallya appears to have a material direct or indirect interest (including Force India Formula One, Watson Limited, Continental Administrative Services, Modall Securities Limited, Ultra Dynamix Limited and Lombard Wall Corporate Services Inc) as well as certain Indian entities (including, in the majority of cases, Kingfisher Airlines Limited).

The USL board has, in light of these findings, and based on expert advice, directed that copies of the Additional Inquiry report be provided to the relevant authorities and its auditors, in the same way as the Initial Inquiry report had been. The USL board also directed that USL should conduct a detailed review of each indicated case of fund diversion to assess its legal position and then take such action as is necessary to recover its funds from the relevant parties and individuals, to the extent possible. In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.

The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(e) Other continuing matters relating to Dr Mallya and affiliates
Diageo Holdings Netherlands B.V. (DHN) issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£92 million) facility from Standard Chartered. The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.

DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£96 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.

Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN was entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, (b) Watson’s interest in Orange India Holdings S.a.r.l. (Orange), the joint venture that owns the Force India Formula One (F1) team, and (c) the shareholding in Watson.

Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered.

Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, Standard Chartered has taken certain recovery steps and is working with DHN in relation to these proceedings. DHN is actively monitoring the security package and is discussing with Standard Chartered steps to continue enforcement against the background of the proceedings described above, as well as enforcement steps in relation to elements of the security package that are unaffected by those proceedings. DHN’s ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.

The agreement with Dr Mallya referenced in paragraph (d) above does not impact the security package, which, as described above, includes shares in UBL and Watson’s interest in Orange, the joint venture that owns the Force India F1 team. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee. The various security providers, including Dr Mallya and Watson, acknowledged in the agreement referred to in paragraph (d) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.

(f) Regulatory notices in relation to USL
Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Serious Fraud Investigation Office, National Stock Exchange, Income Tax Department, Enforcement Directorate, Securities and Exchange Board of India (SEBI), Bangalore police, Central Excise Intelligence and the Institute of Chartered Accountants of India. Diageo and USL are cooperating fully with the authorities in relation to these matters, and, as noted in paragraph (d) above, USL itself reported the matters covered by the Initial Inquiry and the Additional Inquiry to the relevant authorities.

Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (d) and (e) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and has appealed against it before the Securities Appellate Tribunal, Mumbai (SAT) on 29 July 2016. The matter was last mentioned before SAT on 3 April 2017, and is next posted for 7 August 2017.

Diageo has also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the correspondence in relation to the matters described in the 25 February 2016 announcement.

Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise if determined against Diageo or USL.

(g) SEC Inquiry
Diageo has received requests for information from the US Securities and Exchange Commission (SEC) regarding its distribution in and public disclosures regarding the United States and its distribution in certain other Diageo markets as well as additional context about the Diageo group globally. Diageo is currently responding to the SEC’s requests for information in this matter. Diageo is unable to assess if the inquiry will evolve into further information requests or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(h) Tax
During the year ended 30 June 2017 Diageo entered into a process of collaborative working with HM Revenue & Customs (HMRC), the UK tax authority, to seek clarity on its transfer pricing and related issues. These discussions are ongoing. Further to the announcement by Diageo on 10 May 2017, HMRC has issued on 2 June 2017 preliminary notices of assessment under the new Diverted Profits Tax regime which came into effect in April 2015. Under these notices, Diageo is required to pay additional tax and interest of £107 million in aggregate for the financial years ended 30 June 2015 and 30 June 2016. Diageo does not believe that it falls within the scope of the Diverted Profits Tax regime. Accordingly, Diageo intends to challenge the assessments and in order to do so will have to pay in August 2017 the full amount assessed and then continue to work to resolve this matter with HMRC. The payment of this amount is not a reflection of Diageo’s view on the merits of the case and, based on its current assessment, Diageo believes no provision is required in relation to Diverted Profits Tax.

Diageo has also been in discussions with the French Tax Authorities over the deductibility of certain interest costs for periods from 1 July 2011. It is understood that the French Tax Authorities are intending to deny tax relief for certain interest costs. Diageo believes that the interest costs are deductible and accordingly intends to challenge any such assessment from the French Tax Authorities. At this stage of discussions Diageo is unable to meaningfully estimate the financial effect, if any, which might ultimately arise. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

(i) Other
The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

12. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the year ended 30 June 2017 on terms other than those that prevail in arm’s length transactions.

13. Post balance sheet event

On 26 July 2017 the Board approved a share buy-back programme of up to £1.5 billion for the year ending 30 June 2018.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the year ended 30 June 2016 (2016) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating prior year reported numbers at current year exchange rates and after adjusting for the effect of operating exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to risk factors – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Volume
Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by five.

Organic movements
In the discussion of the performance of the business, 'organic' information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row titled ‘2016 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year’s exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales of products and the intergroup recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.

(b) Acquisitions and disposals
For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that, in management’s judgement, are expected to complete.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. In addition, disposals include the elimination of the results (for volume, sales and net sales only) of operations in India where United Spirits Limited (USL) previously fully consolidated the results but which are now operated on a royalty or franchise model where USL now only receives royalties for sales made by that operation.

(c) Exceptional items
Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.

Exceptional operating items are those that are considered to be material and are part of the operating activities of the group such as impairments of fixed assets, duty settlements, property disposals and changes in post employment plans. Charges in respect of material global restructuring programs were disclosed as exceptional operating items until and including the year ended 30 June 2015.

Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.

It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Organic movement calculations for the year ended 30 June 2017 were as follows:

	North America million	Europe, Russia and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2016 reported	47.0	43.9	31.3	20.6	103.6	-	246.4
Reclassification(ii)	0.1	0.5	(0.2)	-	-	-	0.4
Disposals(iii)	(0.5)	(1.2)	(0.1)	(0.4)	(13.3)	-	(15.5)
2016 adjusted	46.6	43.2	31.0	20.2	90.3	-	231.3
Acquisitions and disposals(iii)	-	-	0.3	0.5	7.6	-	8.4
Organic movement	0.8	1.2	0.9	0.4	(0.8)	-	2.5
2017 reported	47.4	44.4	32.2	21.1	97.1	-	242.2
Organic movement %	2	3	3	2	(1)	-	1

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2016 reported	4,037	4,593	1,875	1,078	4,022	36	15,641
Exchange(i)	667	312	153	158	683	5	1,978
Reclassification(ii)	19	37	(12)	(13)	(31)	-	-
Disposals(iii)	(137)	(128)	(9)	(41)	(255)	-	(570)
2016 adjusted	4,586	4,814	2,007	1,182	4,419	41	17,049
Acquisitions and disposals(iii)	-	3	32	7	196	-	238
Organic movement	139	168	93	114	308	5	827
2017 reported	4,725	4,985	2,132	1,303	4,923	46	18,114
Organic movement %	3	3	5	10	7	12	5

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2016 reported	3,565	2,544	1,401	863	2,076	36	10,485
Exchange(i)	588	211	78	131	346	5	1,359
Reclassification(ii)	19	37	(13)	(13)	(30)	-	-
Disposals(iii)	(132)	(99)	(6)	(34)	(91)	-	(362)
2016 adjusted	4,040	2,693	1,460	947	2,301	41	11,482
Acquisitions and disposals(iii)	-	3	21	8	48	-	80
Organic movement	121	128	75	89	70	5	488
2017 reported	4,161	2,824	1,556	1,044	2,419	46	12,050
Organic movement %	3	5	5	9	3	12	4

Marketing
2016 reported	541	404	143	167	301	6	1,562
Exchange(i)	86	22	13	22	47	3	193
Reclassification(ii)	-	5	(2)	1	(4)	-	-
Disposals(iii)	(9)	(2)	-	(4)	-	-	(15)
2016 adjusted	618	429	154	186	344	9	1,740
Acquisitions and disposals(iii)	-	-	5	2	-	-	7
Organic movement	24	14	7	7	(1)	-	51
2017 reported	642	443	166	195	343	9	1,798
Organic movement %	4	3	5	4	-	-	3

Operating profit before exceptional items
2016 reported	1,551	801	212	199	395	(150)	3,008
Exchange(i)	270	64	7	35	85	(15)	446
Reclassification(ii)	15	14	(7)	(11)	(11)	-	-
Acquisitions and disposals(iii)	(13)	(10)	(3)	(5)	(1)	1	(31)
2016 adjusted	1,823	869	209	218	468	(164)	3,423
Acquisitions and disposals(iii)	-	-	(11)	-	-	(1)	(12)
Organic movement	76	67	20	32	19	(24)	190
2017 reported	1,899	936	218	250	487	(189)	3,601
Organic movement %	4	8	10	15	4	(15)	6
Organic operating margin %
2017	45.6%	33.2%	14.9%	24.1%	20.5%	n/a	30.2%
2016	45.1%	32.3%	14.3%	23.0%	20.3%	n/a	29.8%
Margin improvement (bps)	51	91	60	111	20	n/a	37

(1)
For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see additional financial information and notes 2.
(2)
Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(i)
The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the US dollar, the euro, the Kenyan schilling and the Indian rupee, partially offset by the Nigerian naira.
(ii)
Reclassification comprises (a) the results of Lebanon, other Middle Eastern and North African countries which were formerly reported in Asia Pacific and Africa geographical regions now being included in Europe, Russia and Turkey and (b) the results of the Travel Retail operations have been reallocated to the geographical regions to better reflect the region in which the sale to the customer is made. In addition following a review of the group’s reporting of volume an adjustment was made to include Malaysia and Singapore contract brew volume in the reported beer figures which increased volume in Asia Pacific by 0.3 million equivalent cases (2016 – 0.4 million equivalent cases).
(iii) In the year ended 30 June 2017 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume equ.	Sales	Net sales	Marketing	Operating profit
	units million	£ million	£ million	£ million	£ million
Year ended 30 June 2016
Acquisitions
Transaction costs	-	-	-	-	1
	-	-	-	-	1
Disposals
North America Wines	(0.3)	(112)	(110)	(8)	(8)
Percy Fox	(0.8)	(84)	(67)	(1)	(5)
Grand Marnier	(0.2)	(31)	(24)	-	(4)
Bouvet	-	(8)	(8)	-	(1)
Argentina	(0.3)	(18)	(15)	(2)	(2)
South Africa - ready to drink and beer	(0.1)	(7)	(5)	-	(2)
Jamaica and Red Stripe	(0.5)	(59)	(47)	(4)	(8)
Bushmills	-	(3)	(2)	-	(1)
USL franchise	(13.3)	(246)	(82)	-	-
CGI (Kenya)	-	(2)	(2)	-	(1)
	(15.5)	(570)	(362)	(15)	(32)

Acquisitions and disposals	(15.5)	(570)	(362)	(15)	(31)

Year ended 30 June 2017
Acquisitions
South Africa - ready to drink and beer	0.3	32	21	5	(11)
Argentina	0.3	4	5	-	-
Transaction costs	-	-	-	-	(1)
	0.6	36	26	5	(12)
Disposals
Argentina	0.2	3	3	2	-
USL franchise	7.6	196	48	-	-
Yellow tail	-	3	3	-	-
	7.8	202	54	2	-

Acquisitions and disposals	8.4	238	80	7	(12)

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the year ended 30 June 2017 and 30 June 2016 are set out in the table below.

	2017	2016
	£ million	£ million

Profit attributable to equity shareholders of the parent company - continuing operations	2,717	2,244
Exceptional operating items attributable to equity shareholders of the parent company	28	171
Non-operating items attributable to equity shareholders of the parent company	(20)	(115)
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	1	(58)
	2,726	2,242

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,512	2,508
Dilutive potential ordinary shares	11	10
	2,523	2,518

	pence	pence
Basic earnings per share before exceptional items	108.5	89.4

Diluted earnings per share before exceptional items	108.0	89.0

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for loans receivable and other investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses.

The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the years ended 30 June 2017 and 30 June 2016 are set out in the table below.
	2017	2016
	£ million	£ million

Net cash from operating activities	3,132	2,548
Disposal of property, plant and equipment and computer software	46	57
Purchase of property, plant and equipment and computer software	(518)	(506)
Movements in loans and other investments	3	(2)
Free cash flow	2,663	2,097

Operating cash conversion
Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, other items and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The ratio is stated at the budgeted exchange rates for the respective year in line with management reporting and is expressed as a percentage.

Operating cash conversion for the years ended 30 June 2017 and 30 June 2016 were as follows:

	2017	2016
	£ million	£ million

Operating profit	3,559	2,841
Exceptional operating items	42	167
Depreciation and amortisation(i)	361	355
Retranslation to budgeted exchange rates	(582)	18
	3,380	3,381

Cash generated from operations	4,177	3,360
Cash payments in respect of exceptional items(ii)	45	80
Post employment payments less amounts included in operating profit(i)	111	58
Net movement in maturing inventories(iii)	138	144
Dividends received from associates	(223)	(173)
Other items(i)(iv)	(25)	15
Retranslation to budgeted exchange rates	(614)	75
	3,609	3,559

Operating cash conversion	106.8%	105.3%

(i) Excluding exceptional items.
(ii) Exceptional cash payments for exceptional restructuring and for discontinued operations were £14 million (2016 - £52 million) and £31 million (2016 - £nil), respectively. In addition, the year ended 30 June 2016 included £28 million of payments in respect of disengagement agreements relating to United Spirits Limited.
(iii) Excluding non-cash movements such as exchange and impact of acquisitions and disposals of £35 million (2016 - £(83) million).
(iv) Excluding payment of £31 million in respect of discontinued operations in the year ended 30 June 2017 (2016 - £nil).

Return on average total invested capital
Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to calculate average total invested capital.

Calculations for the return on average total invested capital for the years ended 30 June 2017 and 30 June 2016 are set out in the table below.

	2017	2016
	£ million	£ million

Operating profit	3,559	2,841
Exceptional operating items	42	167
Profit before exceptional operating items attributable to non-controlling interests	(119)	(108)
Share of after tax results of associates and joint ventures	309	221
Tax at the tax rate before exceptional items of 20.6% (2016 – 19.0%)	(781)	(593)
	3,010	2,528

Average net assets (excluding net post employment liabilities)	11,828	10,202
Average non-controlling interests	(1,715)	(1,558)
Average net borrowings	8,488	9,130
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	21,802	20,975

Return on average total invested capital	13.8%	12.1%

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2017 and 30 June 2016 are set out in the table below.

	2017 £ million	2016 £ million

Tax before exceptional items (a)	736	552
Tax in respect of exceptional items	(4)	(56)
Taxation on profit from continuing operations (b)	732	496

Profit from continuing operations before taxation and exceptional items (c)	3,581	2,902
Non-operating items	20	123
Exceptional operating items	(42)	(167)
Profit before taxation (d)	3,559	2,858

Tax rate before exceptional items (a/c)	20.6%	19.0%
Tax rate from continuing operations after exceptional items (b/d)	20.6%	17.4%

Other definitions
Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products made to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the first onward sales made by our immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc, Ketel One vodka; Don Julio, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan’s, Bundaberg, Crown Royal, JeB, McDowell’s, Old Parr, Yenм Raki, Black & White, Shui Jing Fang, Windsor and Ypiуca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include cider and some non-alcoholic products such as Malta Guinness.

References to the group include Diageo plc and its consolidated subsidiaries.

RISK FACTORS

Diageo’s products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the ’Strategic report’ section of the annual report for the year ended 30 June 2016 and under ‘Risk Factors’ in the annual report on Form 20-F for the year ended 30 June 2016.

These key risks and uncertainties include: unfavourable economic, social, or political or other developments and risks in the countries in which Diageo operates including the negotiating process surrounding, as well as the eventual terms of, the exit of the United Kingdom from the European Union; changes in consumer preferences and tastes and adverse impacts of a declining economy, among other factors, which could adversely affect demand; litigation directed at the beverage alcohol industry, as well as other litigation; climate change, or legal, regulatory or market measures to address climate change; poor water quality or scarcity; increased costs of raw materials or energy; regulatory decisions and changes in the legal, international tax and regulatory environment, which could increase Diageo’s costs and liabilities, increase its effective tax rate or limit its business activities; the consequences of any failure to comply with anti-corruption laws; any failure to maintain Diageo’s brand image and corporate reputation; competition, which could reduce Diageo’s market share and margins; any failure to derive the expected benefits from Diageo’s business strategies, its acquisitions and/or its cost-saving and restructuring programmes designed to enhance earnings; contamination, counterfeiting or other events, which could adversely impact customer support for Diageo’s brands and in turn sales of its brands; increased costs or shortages of talent; disruption to production facilities, business service centres or information systems (including cyber-attacks), as well as change programs not delivering the benefits intended; adverse movements in the value of Diageo’s pension funds or fluctuations in exchange rates and/or interest rates; failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; any inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against Diageo and its directors.

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

●
economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to a reduction in demand for Diageo’s products, decreased consumer spending, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions;
●
the negotiating process surrounding, as well as the eventual terms of, the United Kingdom’s exit from the European Union, which could lead to a sustained period of economic and political uncertainty and complexity while detailed withdrawal terms and any successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo's business operations and financial performance;
●
changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including potential shifts in consumer tastes towards locally produced small-batch products), changes in travel, vacation or leisure activity patterns, weather conditions, public health regulations and/or a downturn in economic conditions;
●
any litigation or other similar proceedings (including with customs, competition, environmental, anti-corruption and other regulatory authorities), including litigation directed at the drinks and spirits industry generally or at Diageo in particular;

●
changes in the international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;
●
the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including any impact on the cost and supply of water;
●
changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
●
legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, packaging and labelling, product liability, labour, compliance and control systems, environmental issues and/or data privacy;
●
the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law;
●
Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
●
increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors, that could negatively impact Diageo’s market share, distribution network, costs and/or pricing;
●
Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost saving and productivity initiatives or inventory forecasting;
●
contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales;
●
increased costs for, or shortages of, talent, as well as labour strikes or disputes;
●
any disruption to production facilities, business service centres or information systems, including as a result of cyber-attacks;
●
fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo’s cost of financing or otherwise adversely affect Diageo’s financial results;
●
movements in the value of the assets and liabilities related to Diageo’s pension plans;
●
Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
●
any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2017.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report for the year ended 30 June 2017, which will be published on 8 August 2017 (and which can be found thereafter at www.diageo.com).

Each of the directors of Diageo plc confirms, ”to the best of his or her knowledge, that:

●
the Annual Report for the year ended 30 June 2017, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s performance, business model and strategy;

●
the consolidated financial statements contained in the Annual Report for the year ended 30 June 2017, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group; and

●
the management report represented by the directors’ report contained in the Annual Report for the year ended 30 June 2017 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.”

The directors of Diageo plc are as follows: Javier Ferrán (Chairman), Ivan Menezes (Chief Executive), Kathryn Mikells (Chief Financial Officer), Lord Davies of Abersoch (Senior Non-Executive Director and Chairman of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Peggy B Bruzelius, Betsy D Holden, Ho Kwon Ping, Nicola Mendelsohn and Philip G Scott.

Diageo will release its preliminary results for the year ended 30 June 2017 on Thursday 27 July 2017.

Webcast, presentation slides and transcript

At 08.00 (UK time) on Thursday 27 July, Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will present Diageo’s preliminary results as a webcast. This will be available to view at www.diageo.com.

The presentation slides and script will also be available to download from www.diageo.com at 08.00 (UK time).

A transcript of the Q&A session will be available for download on 28 July 2017 at www.diageo.com.

Live Q&A conference call and replay

Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will be hosting a Q&A conference call on Thursday 27 July 2017 at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK: 0844 571 8892
From the UK (free call): 0800 376 7922
From the USA (local): 1 631 510 7495
From the USA (free call): 1 866 966 1396
International dial in number: +44 (0) 20 7192 8000

The conference call is for analysts and investors only. To join the call please use the password already sent to you or email Suzanne.austin@diageo.com.

To hear a replay of the call, please use the telephone numbers below:

From the UK: 0844 338 6600
From the UK (free call): 0800 953 1533
From the USA (free call): 1 866 247 4222
International dial in number: +44 (0)1452 550 000

Investor enquiries to:	Andy Ryan	+44 (0) 20 8978 6504
	Pier Falcione	+44 (0) 20 8978 4838
	Rohit Vats	+44 (0) 20 8978 1064
investor.relations@diageo.com

Media enquiries to:	Kirsty King	+44 (0) 20 8978 6855
	Bianca Agius	+44 (0) 20 8978 6168
	Dominic Redfearn	+44 (0) 20 8978 2749
global.press.office@diageo.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 27 July 2017

By: /s/John Nicholls

Name: John Nicholls
Title: Deputy Company Secretary